UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
of the
SECURITIES EXCHANGE ACT OF 1934

Date of Event Requiring Report: August 10, 2009

ASIA8, INC.

(Exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation or organization)

000-27735	77-0438927
(Commission File Number)	(IRS Employer Identification Number)

Eric Montandon, Chief Executive Officer

2465 West 12th Street, Suite 2, Tempe AZ 85281-6935
(Address of principal executive offices)

(480) 505-0070
(Registrant's telephone number, including area code)

N/A
(Former Name or Former Address, If Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 4.01 **CHANGES IN REGISTRANTS CERTIFYING ACCOUNTANT**

(a) On August 10, 2009, upon the authorization and approval of its board of directors, Asia8, Inc. (the "Company") dismissed Moore & Associates, Chartered ("Moore") as its independent registered public accounting firm.

The reports of Moore on the consolidated financial statements of the Company as of and for the years ended December 31, 2008 and 2007 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the years ended December 31, 2008 and 2007, and through August 10, 2009, there were no disagreements with Moore on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Moore, would have caused Moore to make reference to the subject matter of the disagreement in its reports on the Company's consolidated financial statements for such periods.

The Company has requested that Moore furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated August 11, 2009 is filed herewith as Exhibit 16.1.

(b) On August 10, 2009, upon the authorization and approval of the board of directors, the Company engaged Konstandinos Jerry Georgatos, Certified Public Accountant ("Georgatos") as its independent registered public accounting firm.

No consultations occurred between the Company and Georgatos during the years ended December 31, 2008 and 2007 and through August 10, 2009 regarding either (i) the application of accounting principles to a specific completed or contemplated transaction, the type of audit opinion that might be rendered on the Company's financial statements, or other information provided that was an important factor considered by the Company in reaching a decision as to an accounting, auditing, or financial reporting issue, or (ii) any matter that was the subject of disagreement requiring disclosure under Item 304(a)(1)(iv) of Regulation S-K or reportable event requiring disclosure under Item 304(a)(1)(v) of Regulation S-K.

ITEM 9.01 **FINANCIAL STATEMENTS AND EXHIBITS**

The following exhibit is attached as part of this report:

EXHIBIT NO.	PAGE NO.	DESCRIPTION
16.1	Attached	Letter from Moore to the Securities and Exchange Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Asia8, Inc.

By: /s/ Eric Montandon   August 11, 2009
Name: Eric Montandon
Title: Chief Executive Officer

Exhibit 16.1

MOORE & ASSOCIATES, CHARTERED
 ACCOUNTANTS AND ADVISORS

August 11, 2009

Securities & Exchange Commission
Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Asia8, Inc. and on March 31, 2009, we reported on the balance sheets of Asia8, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. On August 10, 2009 we were dismissed as the independent registered public accounting firm of Asia8, Inc. We have read Asia8, Inc.'s statements included under Item 4.01 of its Form 8-K dated August 11, 2009, and we agree with such statements, except that we are not in a position to agree or disagree with Asia8, Inc.'s statements related to the engagement of Konstandinos Jerry Georgatos, Certified Public Accountant as the independent registered public accounting firm.

Sincerely,

/s/ Moore & Associates, Chartered

Moore & Associates Chartered
Las Vegas, Nevada